                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             J.D. EDWARDS & COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  281667 10 5
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

    The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (CONTINUED ON THE FOLLOWING PAGE(S))

CUSIP No. 281667 10 5                                               Page 2 of 10


--------------------------------------------------------------------------------
         1)  Names of Reporting Persons.
                  C. Edward McVaney

         I.R.S. Identification Nos. of Above Persons (entities only).

--------------------------------------------------------------------------------
         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
         3)  SEC Use Only
--------------------------------------------------------------------------------
         4)  Citizenship or Place of Organization
                  United States
--------------------------------------------------------------------------------
         Number of
         Shares            5) Sole Voting Power
         Beneficially               -0- (1)
         Owned by          -----------------------------------------------------
         Each Reporting    6)  Shared Voting Power
         Person With                52,589,865 (1)

                           -----------------------------------------------------
                           7)  Sole Dispositive Power
                                    32,848,453

                           -----------------------------------------------------
                           8)  Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
         9) Aggregate Amount Beneficially Owned by Each Reporting Person 52,589,865 (1)
--------------------------------------------------------------------------------
         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  [  ]
--------------------------------------------------------------------------------
         11) Percent of Class Represented by Amount in Row (9)
                  51.1%
--------------------------------------------------------------------------------
         12) Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

(1)      See Item 4.

CUSIP No. 281667 10 5                                               Page 3 of 10

--------------------------------------------------------------------------------
         1)  Names of Reporting Persons.
                  Robert C. Newman

         I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
         3)  SEC Use Only
--------------------------------------------------------------------------------
         4)  Citizenship or Place of Organization
                  United States
--------------------------------------------------------------------------------
         Number of
         Shares            5) Sole Voting Power
         Beneficially               -0- (1)
         Owned by          -----------------------------------------------------
         Each Reporting    6)  Shared Voting Power
         Person With                52,589,865 (1)
                           -----------------------------------------------------
                           7)  Sole Dispositive Power
                                    9,416,892
                           -----------------------------------------------------
                           8)  Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
         9) Aggregate Amount Beneficially Owned by Each Reporting Person 52,589,865 (1)
--------------------------------------------------------------------------------
         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  [  ]
--------------------------------------------------------------------------------
         11) Percent of Class Represented by Amount in Row (9)
                  51.1%
--------------------------------------------------------------------------------
         12) Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

(1)      See Item 4.

CUSIP No. 281667 10 5                                               Page 4 of 10

--------------------------------------------------------------------------------
         1)  Names of Reporting Persons.
                  Jack L. Thompson

         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
         3)  SEC Use Only
--------------------------------------------------------------------------------
         4)  Citizenship or Place of Organization
                  United States
--------------------------------------------------------------------------------
         Number of
         Shares            5) Sole Voting Power
         Beneficially               -0- (1)
         Owned by          -----------------------------------------------------
         Each Reporting    6)  Shared Voting Power
         Person With                52,589,865 (1)
                           -----------------------------------------------------
                           7)  Sole Dispositive Power
                                    10,324,520
                           -----------------------------------------------------
                           8)  Shared Dispositive Power
                                    -0-
--------------------------------------------------------------------------------
         9) Aggregate Amount Beneficially Owned by Each Reporting Person 52,589,865 (1)
--------------------------------------------------------------------------------
         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  [  ]
--------------------------------------------------------------------------------
         11) Percent of Class Represented by Amount in Row (9)
                  51.1%
--------------------------------------------------------------------------------
         12) Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

(1)      See Item 4.

CUSIP No. 281667 10 5                                               Page 5 of 10

ITEM 1(a) NAME OF ISSUER:

         J.D. Edwards & Company (the "Company")

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One Technology Way
         7601 Technology Way
         Denver, CO  80237

ITEM 2(a) NAMES OF PERSONS FILING:

         C. Edward McVaney, Robert C. Newman, Jack L. Thompson

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         C. Edward McVaney, Robert C. Newman, Jack L. Thompson
         One Technology Way
         7601 Technology Way
         Denver, CO  80237

ITEM 2(c) CITIZENSHIP:

         C. Edward McVaney - United States citizen
          Robert C. Newman - United States citizen
          Jack L. Thompson - United States citizen

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.001 ("Common Stock")

ITEM 2(e) CUSIP NUMBER:

         281667 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A :
         (a) [ ] Broker of Dealer registered under Section 15 of the Act
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Benefit Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                  N/A

ITEM 4. OWNERSHIP.

         Messrs. McVaney, Newman and Thompson (each a "Stockholder" and collectively the "Stockholders") and the Company entered into an Amended and Restated Stockholders Agreement dated August 20, 1997 (the "Agreement"). All of the shares of Common Stock covered by this statement are

CUSIP No. 281667 10 5                                               Page 6 of 10

subject to the Agreement, which provides that Messrs. Newman and Thompson must cast their votes in the same proportion as the votes cast by Mr. McVaney with respect to certain significant corporate issues, such as any (i) revision of the Company's Certificate of Incorporation; (ii) merger, consolidation, share exchange or similar event; (iii) sale or other disposition of all or substantially all of the Company's assets; (iv) dissolution or liquidation of the Company; or (v) bankruptcy filing for the Company. In addition, the Agreement provides that each Stockholder must vote for the election of each of the other Stockholders to the Company's Board of Directors or a designee appointed by such other Stockholder. Messrs. McVaney, Newman and Thompson directly own 32,848,453 shares, 9,416,892 shares and 10,324,520 shares of Common Stock, respectively. Excluding the provisions of the Agreement described above, each Stockholder may vote such shares as he chooses, and each Stockholder has sole dispositive power of such shares. However, because the Agreement affects the ability of the Stockholders to vote their shares in certain circumstances, to determine their beneficial ownership pursuant to Rule 13d-3, the Stockholders must aggregate their share holdings. Nevertheless, except for the shares owned directly by each Stockholder, the filing of this statement should not be construed as an admission by any Stockholder that such person is the owner of the other securities covered by this statement.

         This Agreement was terminated in January 1999.

         Based on information provided by the Company, there were 102,988,558 shares outstanding on December 31, 1998.

         (a) Amount Beneficially Owned:
                  C. Edward McVaney - 52,589,865
                  Robert C. Newman - 52,589,865
                  Jack L. Thompson - 52,589,865

         (b) Percent of Class:
                  C. Edward McVaney - 51.1%
                  Robert C. Newman - 51.1%
                  Jack L. Thompson - 51.1%

         (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                           C. Edward McVaney - 0
                           Robert C. Newman - 0
                           Jack L. Thompson - 0

                  (ii)  shared power to vote or direct the vote:
                           C. Edward McVaney - 52,589,865
                           Robert C. Newman - 52,589,865
                           Jack L. Thompson - 52,589,865

                  (iii) sole power to dispose or to direct the disposition of:
                           C. Edward McVaney - 32,848,453
                           Robert C. Newman - 9,416,892
                           Jack L. Thompson - 10,324,520

                  (iv)  shared power to dispose or to direct the disposition of:
                           C. Edward McVaney - 0
                           Robert C. Newman - 0
                           Jack L. Thompson - 0

CUSIP No. 281667 10 5                                               Page 7 of 10


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

         N/A


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         See Exhibit 1.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION

         N/A

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999
----------------------------------------------------
Date

By:  /s/ C. Edward McVaney
----------------------------------------------------
Name:    C. Edward McVaney
Title:   Chairman


February 16, 1999
----------------------------------------------------
Date

By:  /s/ Robert C. Newman
----------------------------------------------------
Name:    Robert C. Newman
Title:   Director


February 16, 1999
----------------------------------------------------
Date

By:  /s/ Jack L. Thompson
----------------------------------------------------
Name:    Jack L. Thompson
Title:   Director

                                 Exhibit Index

Exhibit                  Description                   Page
-------                  -----------                   ----
    1             Names of Reporting Persons            9